Exhibit 99.1

FOR IMMEDIATE RELEASE

For more information contact:

Pedro A. Richards

Chief Executive Officer

Telefax: (5411) 4343-7528

investors@gfgsa.com

www.gfgsa.com

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR THE

QUARTER ENDED ON JUNE 30, 2015

Buenos Aires, Argentina, August 6, 2015 – Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia”; Buenos Aires Stock Exchange: GGAL /NASDAQ: GGAL) announced its financial results for the quarter ended on June 30, 2015.

HIGHLIGHTS

•	Net income for the quarter ended June 30, 2015, amounted to Ps.949 million, 36.9% higher than the Ps.693 million profit recorded in the second quarter of fiscal year 2014. The profit per share for the quarter amounted to Ps.0.73, compared to Ps.0.53 per share for the same quarter of fiscal year 2014.

•	The result of the quarter was mainly attributable to the income derived from its interest in Banco de Galicia y Buenos Aires S.A. (“Banco Galicia” or the “Bank”) (Ps.878 million), in Sudamericana Holding S.A. (Ps.67 million), and in Galicia Administradora de Fondos S.A. (Ps.23 million) and partially offset by administrative and financial expenses of Ps.30 million.

•	As of June 30, 2015, Grupo Financiero Galicia and its subsidiaries had a staff of 12,047 employees, had a network of 651 branches and other points of contact with clients, managed 3.2 million deposit accounts and 12.6 million credit cards.

CONFERENCE CALL

On Friday, August 7, 2015 at 11:00 A.M. Eastern Standard Time (12:00 PM Buenos Aires Time), GFG will host a conference call to review these results. The call-in number is: 719-325-2362 – Conference ID: 1260339.

GRUPO FINANCIERO GALICIA S.A.

RESULTS FOR THE SECOND QUARTER

	In millions of pesos, except percentages
Table I:		FY2015	FY2014	Variation (%)
Net Income by Business	2nd Q	1st Q	2nd Q	2Q15 vs 1Q15	2Q15 vs 2Q14
Income from Equity Investments in:
Banco de Galicia y Buenos Aires S.A.	878	881	647	(0.3)	35.7
Sudamericana Holding S.A.	67	65	51	3.1	31.4
Galicia Administradora de Fondos S.A. (1)	23	18	8	27.8	187.5
Other companies (2)	6	3	3	100.0	100.0
Deferred tax adjustment (3)	8	21	15	(61.9)	(46.7)

Administrative Expenses	(7)	(7)	(6)	—	16.7

Financial Results	(23)	(20)	(23)	15.0	—

Other income and expenses	(3)	(3)	(2)	—	50.0

Net Income	949	958	693	(0.9)	36.9

(1)	Equity Investment acquired in April 2014 to Banco Galicia.
(2)	Includes the results from our interests in Compañía Financiera Argentina S.A. (3%), Galicia Warrants S.A. (87.5%) and Net Investment S.A. (87.5%).
(3)	Income tax charge determined by Banco Galicia´s subsidiaries in accordance with the deferred tax method.

	In pesos, except stated otherwise and percentages
Table II:	FY2015	FY2014	Six Months Ended
Principal Indicators	2nd Q	2nd Q	06/30/15	06/30/14
Earnings per Share
Average Shares Outstanding (in thousands)	1,300,265	1,300,265	1,300,265	1,300,265
Earnings per Share (1)	0.73	0.53	1.47	1.17
Book Value per Share(1)	9.27	6.49	9.27	6.49

Closing Price
Shares - Buenos Aires Stock Exchange	24.60	14.75
ADS - Nasdaq (in dollars)	18.79	14.65

Price/Book Value	2.65	2.27

Average Daily Volume (amounts in thousands)
Buenos Aires Stock Exchange	689	1,414	795	1,254
Nasdaq (2)	4,142	6,315	4,570	5,260

Profitability (%)
Return on Average Assets (3)	3.46	3.27	3.66	3.68
Return on Average Shareholders´ Equity (3)	32.52	34.32	34.06	39.27

(1)	10 ordinary shares = 1 ADS.
(2)	Expressed in equivalent shares.
(3)	Annualized.

In the second quarter of fiscal year 2015 Grupo Financiero Galicia recorded a Ps.949 million profit, which represented a 3.46% annualized return on average assets and a 32.52% return on average shareholders’ equity.

This result was mainly due to profits from its interest in Banco Galicia (Ps.878 million) which accounts for 92.5% of Grupo Financiero Galicia’s net income.

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Grupo Financiero Galicia S.A. – Selected Financial Information – Consolidated Data	In millions of pesos
		FY2015			FY2014
	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Consolidated Balance Sheet
Cash and due from Banks	10,876	11,590	16,959	14,478	14,688
Government and Corporate Securities	19,661	15,128	10,010	10,974	10,323
Net Loans	79,663	72,139	66,608	61,579	58,846
Other Receivables Resulting from Financial Brokerage	13,987	9,802	6,798	6,970	6,473
Equity Investments in other Companies	51	52	52	51	57
Bank Premises and Equipment. Miscellaneous and Intangible Assets	4,069	3,904	3,759	3,464	3,307
Other Assets	3,676	3,698	3,128	3,129	2,727

Total Assets	131,983	116,313	107,314	100,645	96,421

Deposits	77,242	68,600	64,666	59,931	58,563
Other Liabilities Resulting from Financial Brokerage	35,153	28,899	25,401	24,650	23,392
Subordinated Notes	2,250	2,103	2,066	1,969	1,917
Other Liabilities	4,394	4,643	4,154	4,002	3,456
Minority Interest	891	863	781	729	660

Total Liabilities	119,930	105,108	97,068	91,281	87,988

Shareholders´ Equity	12,053	11,205	10,246	9,364	8,433

Consolidated Income Statement
Financial Income	5,820	5,569	4,976	4,884	4,945
Financial Expenses	(3,171)	(2,796)	(2,763)	(2,344)	(2,741)

Gross Brokerage Margin	2,649	2,773	2,213	2,540	2,204

Provisions for Loan Losses	(484)	(591)	(517)	(646)	(566)
Income from Services. Net	1,851	1,780	1,600	1,575	1,345
Income from Insurance Activities	429	392	369	302	302
Administrative Expenses	(3,079)	(2,768)	(2,522)	(2,356)	(2,291)
Minority Interest	(66)	(82)	(77)	(70)	(47)
Income from Equity Investments	26	26	50	112	23
Net Other Income	166	94	176	95	127
Income Tax	(543)	(666)	(409)	(621)	(404)

Net Income	949	958	883	931	693

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Grupo Financiero Galicia S.A. – Additional Information
		FY2015			FY2014
	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Physical Data (Number of)
Employees	12,047	12,080	12,012	11,971	12,205
Banco Galicia	5,479	5,485	5,374	5,317	5,344
Regional Credit-Card Companies	5,097	5,174	5,232	5,346	5,447
Compañía Financiera Argentina	1,147	1,119	1,112	1,026	1,139
Sudamericana Holding	273	252	242	229	222
Galicia Administradora de Fondos	17	16	16	16	15
Other companies	34	34	36	37	38

Branches	525	528	527	526	526
Bank Branches	260	260	261	261	261
Regional Credit-Card Companies	207	209	207	206	206
Compañía Financiera Argentina	58	59	59	59	59

Other Points of Sale	126	126	126	126	126
Regional Credit-Card Companies	90	90	90	90	90
Compañía Financiera Argentina	36	36	36	36	36

Deposit Accounts (in thousands)	3,193	3,028	3,006	2,948	2,884

Credit Cards (in thousands)	12,570	12,181	11,933	11,631	11,223

Banco Galicia	3,090	2,970	2,882	2,800	2,692
Regional Credit-Card Companies	9,348	9,045	8,880	8,676	8,420
Compañía Financiera Argentina	132	166	171	155	111

Inflation and Exchange Rates
Retail Price Index (%) (1)	3.17	3.42	3.40	4.19	4.59
Wholesale Price Index (I.P.I.M.) (%) (1)	3.57	1.44	3.12	4.64	5.18
C.E.R. Coefficient (%) (1)	3.51	3.13	3.83	4.13	6.33
Exchange Rate (Pesos per US$) (2)	9.0865	8.8197	8.5520	8.4643	8.1327

Rates (quarterly averages(3))
Badlar (4)	20.52	20.59	19.95	21.17	24.66
Reference Interest Rate	26.30	26.83	26.66	26.81	N/A
Minimum Interest Rate on 30 to 44 days Time Deposits (5)	22.88	23.34	23.19	N/A	N/A
Maximum Interest Rate on Personal Loans:
Group I	38.13	38.90	38.65	38.87	N/A
Group II	47.34	48.29	47.98	48.26	N/A
Interest Rate on Credit Line for Investment Projects	19.00	19.00	19.50	19.50	17.50

(1)	Variation within the quarter.
(2)	Reference foreign currency exchange rate in accordance to Communiqué “A” 3500 from the Argentine Central Bank, as of the last working day of the quarter.
(3)	Except for Credit Line for Investment Projects, which corresponds to the interest rate established by regulations for each period.
(4)	Private banks’ 30-day time deposits rate for amounts over Ps.1 million.
(5)	Minimum interest rate on time deposits for individuals for amounts up to Ps.350,000.

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BANCO DE GALICIA Y BUENOS AIRES S.A.

HIGHLIGHTS

•	Net income for the second quarter amounted to Ps.878 million, Ps.205 million higher than in the same quarter of fiscal year 2014, reaching Ps.1,759 million during the first six months of fiscal year 2015.

•	The growth of results when compared to the second quarter of fiscal year 2014 was mainly due to the 27.4% growth in operating income(1) partially offset by the 34.2% increase in administrative expenses.

•	The credit exposure to the private sector reached Ps.92,297 million, up 31.7% during the last twelve months, and deposits reached Ps.77,356 million, up 31.3% during the same period. As of June 30, 2015, the Bank’s estimated market share of loans to the private sector was 9.14% while its estimated market share of deposits from the private sector was 8.75%.

•	In the framework of the Credit Line for Productive Investment Projects, as of June 30, 2015, the Bank completed the placement of the first tranche of the 2015 quota. As of the end of the quarter, the outstanding amount of loans related to this credit line reached Ps.8,372 million.

•	As of June 30, 2015, shareholders’ equity amounted to Ps.11,658 million, and the computable capital was Ps.11,536 million, representing a Ps.3,543 million excess capital (or 44.3%). The capital ratio was 16.03%.

INFORMATION DISCLOSURE

The data shown in the tables below and the consolidated financial statements correspond to Banco de Galicia y Buenos Aires S.A., consolidated with the subsidiaries under its direct or indirect control, except where otherwise noted.

The Bank’s consolidated financial statements and the figures included in the different tables of this report correspond to Banco de Galicia y Buenos Aires S.A., Banco Galicia Uruguay S.A. (in liquidation), Galicia Cayman S.A. (until September 30, 2014, as on October 1 it was merged with Banco Galicia), Tarjetas Regionales S.A. and its subsidiaries, Tarjetas del Mar S.A., Galicia Valores S.A. Sociedad de Bolsa, Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.

(1)	Net financial income plus net income from services.

5

RESULTS FOR THE SECOND QUARTER

	In millions of pesos, except percentages
Table III Evolution of Consolidated Results		FY2015	FY2014	Variation (%)
	2nd Q	1st Q	2nd Q	2Q15 vs 1Q15	2Q15 vs 2Q14
Net Financial Income	2,628	2,756	2,186	(4.6)	20.2
Net Income from Services	2,055	1,971	1,489	4.3	38.0
Provisions for Loan Losses	(484)	(591)	(566)	(18.1)	(14.5)
Administrative Expenses	(2,967)	(2,672)	(2,211)	11.0	34.2

Operating Income	1,232	1,464	898	(15.8)	37.2

Net Other Income / (Loss)(*)	135	58	158	132.8	(14.6)
Income Tax	(489)	(641)	(383)	(23.7)	27.7

Net Income	878	881	673	(0.3)	30.5

(*)	Includes income from equity investments and minority interest results.

	Percentages
Table IV	FY2015	FY2014	Six Months Ended
Profitability and Efficiency	2nd Q	2nd Q	06/30/15	06/30/14
Return on Average Assets (*)	3.27	3.17	3.42	3.49
Return on Average Shareholders’ Equity (*)	31.29	34.11	32.63	38.03
Financial Margin (*) (1)	11.44	12.56	12.39	14.12
Net Income from Services as a % of Operating Income (2)	43.88	40.50	42.78	37.53
Net Income from Services as a % of Administrative Expenses	69.26	67.35	71.40	67.51
Administrative Expenses as a % of Operating Income (2)	63.36	60.14	59.93	55.59

(*)	Annualized.
(1)	Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.
(2)	Operating Income: Net Financial Income plus Net Income from Services.

In the second quarter of fiscal year 2015, the Bank recorded a Ps.878 million profit, Ps.205 million (or 30.5%) higher than the Ps.673 million profit for the same quarter of the previous year.

The variation in net income was a consequence of the Ps.1,008 million increase in operating income and lower provisions for loan losses, for Ps.82 million, which were offset mainly by increases in administrative expenses, for Ps.756 million, and in the income tax, for Ps.106 million.

The operating income for the second quarter of fiscal year 2015 totaled Ps.4,683 million, up 27.4% from the Ps.3,675 million recorded in the same quarter of the prior year. This positive development was due both to a higher net income from services (up Ps.566 million or 38.0%) and a higher net financial income (up Ps.442 million or 20.2%).

The net financial income for the quarter included a Ps.17 million gain from foreign-currency quotation differences (including the results from foreign-currency forward transactions), compared to a Ps.25 million loss in the second quarter of the previous fiscal year. The quarter’s profit was composed of a Ps.65 million gain from FX brokerage and of a Ps.48 million loss from the valuation of the foreign-currency net position and the results from foreign-currency forward transactions, compared to a Ps.56 million profit and a Ps.81 million loss, respectively, in the second quarter of fiscal year 2014.

The quarter’s net financial income before foreign-currency quotation differences amounted to Ps.2,611 million, with a Ps.400 million (or 18.1%) increase as compared to the Ps.2,211 million of income of the same quarter of fiscal year 2014, as a consequence of the increase in the portfolio of loans to the private sector and of government securities, offset by a decrease in the spread.

6

	Average balances in millions of pesos. Yields and rates in annualized nominal %
Table V			FY2015						FY2014
Average Balances,		2nd Q		1st Q		4th Q		3rd Q		2nd Q
Yield and Rates(*)	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.
Interest-Earning Assets	91,904	24.42	81,902	26.40	76,184	25.30	71,639	27.25	69,662	27.50
Government Securities	15,870	19.23	11,351	26.25	9,697	13.00	10,000	29.45	9,919	25.89
Loans	73,546	25.80	68,469	26.48	64,269	27.16	59,056	27.28	57,145	27.89
Financial Trusts Securities	786	5.98	823	24.70	846	27.06	876	9.80	903	28.54
Other Interest-Earning Assets	1,702	21.95	1,259	24.62	1,372	24.47	1,707	22.27	1,695	23.05

Interest-Bearing Liabilities	63,548	16.45	57,275	15.94	54,388	15.40	52,497	15.72	52,289	18.55
Saving Accounts	12,786	0.19	12,690	0.18	11,298	0.21	10,670	0.18	9,375	0.20
Time Deposits	37,506	21.66	33,301	21.28	31,048	20.63	30,041	21.45	31,650	23.85
Debt Securities	9,704	17.12	9,368	16.43	9,334	15.93	8,729	16.18	8,312	16.65
Other Interest-Bearing Liabilities	3,552	18.14	1,916	25.24	2,708	16.95	3,057	12.43	2,952	25.43

(*)	Does not include foreign-currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

The average interest-earning assets grew Ps.22,242 million (31.9%) as compared to the second quarter of the previous fiscal year, as a consequence of the Ps.16,401 million increase in the average portfolio of loans to the private sector and of the Ps.5,951 million growth in the average balance of government securities, primarily Lebac. Interest-bearing liabilities increased Ps.11,259 million (21.5%) during the same period, mainly due to the increase of the average balances of interest-bearing deposits.

The average yield on interest-earning assets for the second quarter of fiscal year 2015 was 24.42%, with a 308 basis points (“b.p.”) decrease compared to the same quarter of the prior year. The average interest rate on all interest-earning assets decreased, being worth to mention the 666 b.p. decrease on the portfolio of government securities and the 209 b.p. decrease on the portfolio of loans to the private sector. Likewise, the average cost of interest-bearing liabilities was 16.45%, with a 210 b.p. decrease compared to the second quarter of the prior year, mainly due to the 219 b.p. reduction of the average interest rate on time deposits.

7

	In millions of pesos
Table VI Income from Services, Net		FY2015			FY2014
	2nd Q	1st Q	4th Q	3rd Q	2nd Q
National Cards	731	687	656	580	513
Regional Credit Cards	1,093	1,004	1,012	911	856
CFA	70	69	65	51	38
Deposit Accounts	465	447	383	372	311
Insurance	110	101	94	88	82
Financial Fees	33	35	26	29	21
Credit-Related Fees	76	80	67	61	54
Foreign Trade	50	46	48	49	44
Collections	72	64	52	51	44
Utility-Bills Collection Services	40	36	34	36	30
Mutual Funds	8	6	6	4	3
Other	132	131	131	126	94

Total Income	2,880	2,706	2,574	2,358	2,090

Total Expenditures	(825)	(735)	(797)	(635)	(601)

Income from Services, Net	2,055	1,971	1,777	1,723	1,489

Net income from services amounted to Ps.2,055 million, up 38.0% from the Ps.1,489 million recorded in the second quarter of the previous fiscal year. The increases of fees which stood out were those related to national and regional credit cards (33.2%), to deposit accounts (49.5%), to insurance (34.1%) and to collections (63.6%).

Provisions for loan losses for the second quarter of fiscal year 2015 amounted to Ps.484 million, Ps.82 million lower than in the same quarter of the prior year, mainly attributable to the consumer loan portfolio.

Administrative expenses for the quarter totaled Ps.2,967 million, up 34.2% from the same quarter of the previous year. Personnel expenses amounted to Ps.1,654 million, growing 30.2%, mainly due to salary increase agreements with the unions. The remaining administrative expenses, excluding the amortization of organization and development expenses, amounted to Ps.1,166 million, with a Ps.302 million (35.0%) increase as compared to Ps.864 million from the second quarter of fiscal year 2014, due to the increase of expenses related to services provided to the Bank. Likewise, the amortization of organization and development expenses amounted to Ps.147 million, with a 90.9% increase, as in December 2014 the Bank began to amortize its investment in the SAP Core Banking System.

Income from equity investments amounted to Ps.37 million, Ps.29 million (or 43.9%) lower than in the second quarter of fiscal year 2014, when a profit related to the sale of the Bank’s interest in Galicia Administradora de Fondos S.A. to Grupo Financiero Galicia S.A. was recorded.

Net other income for the second quarter amounted to Ps.172 million, an increase of 31.3% as compared to the Ps.131 million profit for the same quarter of the prior year, mainly due to results related to security margins on repurchase agreement transactions and to credits recovered.

The income tax charge was Ps.489 million, Ps.106 million higher than in the second quarter of fiscal year 2014.

8

LEVEL OF ACTIVITY

	In millions of pesos
Table VII Exposure to the Private Sector		FY2015			FY2014
	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Loans	83,051	75,119	69,208	64,218	61,416
Financial Leases	1,034	1,058	1,066	1,055	1,104
Corporate Securities	718	773	724	628	550
Other Financing (*)	7,454	7,149	7,877	6,626	6,842

Subtotal	92,257	84,099	78,875	72,527	69,912

Securitized Assets (**)	40	102	141	164	172

Total Credit	92,297	84,201	79,016	72,691	70,084

(*)	Includes certain accounts under the balance sheet heading Other Receivables from Financial Brokerage, Guarantees Granted and Unused Balances of Loans Granted.
(**)	Financial trust CFA Trust I.

As of June 30, 2015, the Bank’s total exposure to the private sector reached Ps.92,297 million, with an increase of 31.7% from a year before and of 9.6% during the quarter.

Total loans include Ps.18,060 million corresponding to the regional credit card companies, which registered a 28.2% increase during the last twelve months and a 6.5% increase in the quarter. They also include Ps.3,362 million from CFA (including the financial trust CFA Trust I), which were up 2.3% during the year and 5.0% in the quarter.

	Percentages
Table VIII Market Share (*)		FY2015			FY2014
	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Total Loans	8.68	8.34	8.07	8.04	7.98
Loans to the Private Sector	9.14	9.06	8.76	8.74	8.64

(*)	Banco de Galicia and CFA, within the Argentine financial system, according to the daily information on loans published by the Argentine Central Bank. Loans include only principal. The regional credit-card companies’ data is not included.

The Bank’s market share of loans to the private sector as of June 30, 2015, without considering those granted by the regional credit card companies, was 9.14%, compared to a 9.06% from March 31, 2015, and to an 8.64% from June 30, 2014.

9

	In millions of pesos
Table IX		FY2015			FY2014
Loans by Type of Borrower	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Large Corporations	11,885	9,657	8,590	10,416	9,290
SMEs	22,854	22,171	20,514	18,414	17,377
Individuals	45,605	42,228	39,649	34,920	33,796
Financial Sector	2,707	1,063	455	468	953

Total Loans	83,051	75,119	69,208	64,218	61,416

Allowances	3,288	2,996	2,615	2,653	2,519

Total Loans, Net	79,763	72,123	66,593	61,565	58,897

	In millions of pesos
Table X		FY2015			FY2014
Loans by Sector of Activity	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Financial Sector	2,707	1,063	455	468	953
Services	4,761	3,821	3,468	3,716	3,448
Agriculture and Livestock	8,676	8,875	8,178	7,013	6,594
Consumer	45,864	42,481	39,747	34,865	33,706
Retail and Wholesale Trade	6,775	6,873	5,936	6,216	5,594
Construction	884	787	709	823	626
Manufacturing	11,297	9,246	9,256	9,861	9,718
Other	2,087	1,973	1,459	1,256	777

Total Loans	83,051	75,119	69,208	64,218	61,416

Allowances	3,288	2,996	2,615	2,653	2,519

Total Loans, Net	79,763	72,123	66,593	61,565	58,897

During the year, loans to the private sector registered growth, mainly in those granted to individuals (34.9%), SMEs (31.5%) and to large corporations (27.9%). By sector of activity, the higher growth was recorded in the consumer sector (36.1%) and in the agriculture and livestock sector (31.6%).

	In millions of pesos
Table XI		FY2015			FY2014
Exposure to the Argentine Public Sector (*)	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Government Securities’ Net Position	18,200	14,682	10,101	11,225	9,447

Held for Trading	18,200	14,682	10,101	11,125	9,170
Lebac / Nobac	13,972	11,790	7,563	8,223	6,764
Other	4,228	2,892	2,538	2,902	2,406
Bonar 2015 Bonds	—	—	—	100	277

Other Receivables Resulting from Financial Brokerage	747	821	867	881	886
Trust Certificates of Participation and Securities	718	784	830	831	880
Other	29	37	37	50	6

Total Exposure	18,947	15,503	10,968	12,106	10,333

(*)	Excludes deposits with the Argentine Central Bank, which constitute one of the items by which the Bank complies with the Argentine Central Bank’s minimum cash requirement.

10

As of June 30, 2015, the Bank’s exposure to the public sector amounted to Ps.18,947 million. Excluding debt securities issued by the Argentine Central Bank said exposure reached Ps.4,975 million (3.8% of total assets), while as of June 30, 2014, it amounted to Ps.3,569 million (3.7% of total assets). This increase during the last twelve months was due to the acquisition of government securities, mainly National Treasury Bonds due in 2016.

	In millions of pesos
Table XII Deposits (*)		FY2015			FY2014
	2nd Q	1st Q	4th Q	3rd Q	2nd Q
In Pesos	72,304	64,105	60,091	55,789	54,808
Current Accounts	19,016	15,971	15,985	15,040	14,521
Saving Accounts	15,767	13,893	14,090	11,597	10,839
Time Deposits	36,446	33,122	29,081	28,181	28,390
Other	1,075	1,119	935	971	1,058

In Foreign Currency	5,052	4,592	4,841	4,251	4,099

Total Deposits	77,356	68,697	64,932	60,040	58,907

(*)	Includes CFA.

As of June 30, 2015, the Bank’s deposits amounted to Ps.77,356 million, representing a 31.3% increase during the last twelve months and a 12.6% increase during the quarter.

	Percentages
Table XIII Market Share (*)		FY2015			FY2014
	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Total Deposits	6.99	6.70	6.63	6.89	7.07
Private Sector Deposits	8.75	8.72	8.79	8.78	8.94

(*)	Banco Galicia and CFA, within the Argentine financial system, according to the daily information on deposits published by the Argentine Central Bank. Deposits and Loans include only principal.

As of June 30, 2015, the Bank’s estimated market share of private sector deposits in the Argentine financial system was 8.75%, compared to 8.72% of the prior quarter and to 8.94% of a year before.

	In millions of pesos
Table XIV Other Financial Liabilities		FY2015			FY2014
	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Domestic Financial Institutions and Credit Entities	1,423	1,457	1,100	1,341	1,350
Foreign Financial Institutions and Credit Entities	1,843	1,591	807	1,695	1,634
Notes(*)	10,468	9,563	9,532	9,033	8,608
Obligations in Connection with Spot Transactions Pending Settlement and Repurchase Agreement Transactions	8,443	3,937	388	1,304	1,768
Obligations in Connection with Debts with Merchants due to Credit-Card Activities	10,917	10,515	10,893	8,844	8,455
Other	4,017	3,611	4,413	4,094	3,198

Total	37,111	30,674	27,133	26,311	25,013

(*)	Includes subordinated notes.

11

As of June 30, 2015, other financial liabilities amounted to Ps.37,111 million, Ps.12,089 million or 48.4% higher than the Ps.25,013 million recorded a year before. This growth was mainly due to the increase of:

(i) spot transactions pending settlement and repurchase agreement transactions of foreign currency and government securities, for Ps. 6,675 million; (ii) financing from merchants in connection with credit card activities, for Ps.2,462 million; and (iii) of notes, for Ps.1,860 million. The increase of the balance of notes was related to transactions of Tarjeta Naranja S.A., Tarjetas Cuyanas S.A. and CFA S.A., and to the evolution of the exchange rate during the period, partially offset by the payment in January 2015 of the first amortization installment (for US$67 million) of the Class XIII Notes issued by Tarjeta Naranja.

As of June 30, 2015, the Bank had 3.2 million deposit accounts, which represent an increase of approximately 309 thousand accounts as compared with the same date of the previous year. Likewise, the number of credit cards reached 12.6 million, 1.3 million more than those managed a year before.

ASSET QUALITY

	In millions of pesos, except percentages
Table XV		FY2015			FY2014
Loan Portfolio Quality	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Non-Accrual Loans (*)	3,076	2,795	2,472	2,505	2,476
With Preferred Guarantees	44	53	50	69	69
With Other Guarantees	92	71	59	84	71
Without Guarantees	2,940	2,671	2,363	2,352	2,336

Allowance for Loan Losses	3,288	2,996	2,615	2,653	2,519

Non-Accrual Loans to Private-Sector Loans (%)	3.70	3.72	3.57	3.90	4.03
Allowance for Loan Losses to Private-Sector Loans (%)	3.96	3.99	3.78	4.13	4.10
Allowance for Loan Losses to Non-Accrual Loans (%)	106.89	107.19	105.78	105.91	101.74
Non-Accrual Loans with Guarantees to Non-Accrual Loans (%)	4.42	4.44	4.41	6.11	5.65

(*)	The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk, Uncollectible and Uncollectible due to Technical Reasons.

The Bank’s non-accrual loan portfolio amounted to Ps.3,076 million as of June 30, 2015, representing 3.70% of total loans to the private-sector, recording an improvement as compared to the 4.03% ratio of a year before.

The coverage of the non-accrual loan portfolio with allowances for loan losses reached 106.89% as of June 30, 2015, compared to 101.74% of a year before.

In terms of total Credit -defined as loans, certain accounts included in “Other Receivables Resulting from Financial Brokerage” representing credit transactions, assets under financial leases, guarantees granted and unused balances of loans granted- the Bank’s non-accrual portfolio represented 3.38% of total credit to the private-sector, and its coverage with allowances for loan losses reached 107.61%, compared to 3.58% and 102.28% of a year before, respectively.

On an individual basis Banco Galicia’s non-accrual loan portfolio amounted to Ps.1,117 million as of June 30, 2015, increasing 21.8% during the last twelve months, representing 1.80% of total loans to the private-sector, compared to the 2.06% ratio recorded a year before. The coverage with allowances for loan losses reached 145.75%, compared to 134.79% as of June 30, 2014.

12

	In millions of pesos
Table XVI		FY2015			FY2014
Consolidated Analysis of Loan Loss Experience	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Allowance for Loan Losses at the Beginning of the Quarter	2,996	2,615	2,653	2,519	2,372

Changes in the Allowance for Loan Losses
Provisions Charged to Income	481	573	496	624	542
Provisions Reversed	—	—	—	—	(1)
Charge Offs	(189)	(192)	(534)	(490)	(394)

Allowance for Loan Losses at Quarter End	3,288	2,996	2,615	2,653	2,519

Charge to the Income Statement
Provisions Charged to Income	(470)	(573)	(496)	(624)	(554)
Direct Charge Offs	(14)	(12)	(14)	(12)	(11)
Bad Debts Recovered	65	67	69	60	57
Provisions Reversed (*)	—	—	—	—	1

Net Charge to the Income Statement	(419)	(518)	(441)	(576)	(507)

(*)	Recorded under “Net Other Income/(Loss)”.

During the quarter, Ps.189 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.14 million were made.

CAPITALIZATION AND LIQUIDITY

	In millions of pesos, except ratios
Table XVII Consolidated Regulatory Capital		FY2015			FY2014
	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Minimum Capital Required (A)	7,993	7,478	7,077	6,578	6,595
Allocated to Financial Assets, Fixed Assets, Other Assets and to Lending to the Public Sector	5,776	5,419	5,098	4,673	4,855
Allocated to Market Risk	174	152	200	245	201
Allocated to Operational Risk	2,043	1,907	1,779	1,660	1,539

Computable Capital (B)	11,536	10,654	10,133	9,366	8,698
Tier I	9,692	8,911	8,041	7,354	6,682
Tier II	1,741	1,657	2,020	1,938	1,912
Additional Capital – Market Variation	103	86	72	74	104

Excess over Required Capital (B) - (A)	3,543	3,176	3,056	2,788	2,103

Total Capital Ratio (%)	16.03	15.87	15.91	15.83	14.39

As of June 30, 2015, the Bank’s consolidated computable capital was Ps.3,543 million (44.3%) higher than the Ps.7,993 million capital requirement. As of June 30, 2014, this excess amounted to Ps.2,103 million or 31.9%.

The minimum capital requirement increased Ps.1,398 million as compared to June 30, 2014, mainly as a result of higher requirements of: (i) Ps.921 million due to the growth of the private-sector loan portfolio; and (ii) Ps.504 million on operational risk.

13

Computable capital increased Ps.2,838 million as compared to June 30, 2014, mainly a consequence of a higher Tier I capital, for Ps.3,010 million, mainly due to the higher net income, partially offset by higher deductions, resulting from organization and development expenses. Tier II capital recorded a Ps.171 million decrease, mainly as a consequence of the 42% limit (64% until December 31, 2014) on the balance of subordinated notes admitted for fiscal year 2015 due to regulations in force.

	Percentages
Table XVIII Liquidity (unconsolidated)		FY2015			FY2014
	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Liquid Assets (*) as a percentage of Transactional Deposits	76.94	76.81	75.32	79.13	84.82
Liquid Assets (*) as a percentage of Total Deposits	37.41	36.36	38.60	38.53	40.11

(*)	Liquid assets include cash and due from banks (including deposits with the Argentine Central Bank and the special escrow accounts with the monetary authority), holdings of Lebac and Nobac (Argentine Central Bank’s bills and notes, respectively), net call money interbank loans, short-term placements with correspondent banks and reverse repurchase agreement transactions with the local market.

As of June 30, 2015, the Bank’s liquid assets represented 76.94% of the Bank’s transactional deposits and 37.41% of its total deposits, as compared to 84.82% and 40.11%, respectively, as of June 30, 2014.

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BANCO DE GALICIA Y BUENOS AIRES S.A. SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)
	In millions of pesos
		FY2015			FY2014
	2nd Q	1st Q	4th Q	3rd Q	2nd Q
Cash and Due from Banks	10,871	11,585	16,951	14,470	14,683
Government and Corporate Securities	19,187	14,741	9,732	10,789	10,215
Net Loans	79,763	72,123	66,593	61,565	58,897
Other Receivables Resulting from Financial Brokerage	13,694	9,493	6,461	6,592	6,104
Equity Investments in Other Companies	109	100	93	85	100
Bank Premises and Equipment, Miscellaneous and Intangible Assets	3,996	3,839	3,696	3,407	3,243
Other Assets	2,849	2,930	2,436	2,480	2,145

Total Assets	130,469	114,811	105,962	99,388	95,387

Deposits	77,285	68,639	64,708	59,989	58,701
Other Liabilities Resulting from Financial Brokerage	34,861	28,571	25,067	24,342	23,096
Subordinated Notes	2,250	2,103	2,066	1,969	1,917
Other	3,571	3,898	3,478	3,329	2,857
Minority Interests	844	820	744	694	628

Total Liabilities	118,811	104,031	96,063	90,323	87,199

Shareholders’ Equity	11,658	10,780	9,899	9,065	8,188

Foreign-Currency Assets and Liabilities
Assets	16,729	14,087	12,812	13,885	12,438
Liabilities	16,678	13,946	13,300	13,620	12,947
Net Forward Purchases/(Sales) of Foreign Currency (1)	(690)	(1,105)	2,658	4,000	1,673

(*)	Banco de Galicia y Buenos Aires S.A. consolidated with subsidiary companies (Section 33 - Law No. 19,550).
(1)	Recorded off-balance sheet.

15

BANCO DE GALICIA Y BUENOS AIRES S.A.:

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

	In millions of pesos
		FY2015			FY2014
	2nd Q	1st Q	4th Q	3rd Q	2nd Q
FINANCIAL INCOME	5,779	5,530	4,932	4,849	4,911
Interest on Loans to the Financial Sector	9	14	30	44	47
Interest on Overdrafts	398	376	402	471	385
Interest on Promissory Notes	1,129	1,138	1,116	891	885
Interest on Mortgage Loans	85	77	78	81	82
Interest on Pledge Loans	21	21	21	20	22
Interest on Credit-Card Loans	2,309	2,142	1,900	1,647	1,609
Interest on Financial Leases	51	52	52	54	57
Interest on Other Loans	780	742	788	852	931
Net Income from Government and Corporate Securities	888	876	451	775	759
Net Income from Options	(1)	1	—	—	—
Interest on Other Receivables Resulting from Financial Brokerage	15	26	19	30	44
Net Income from Secured Loans - Decree No.1387/01	1	—	—	—	—
CER Adjustment	3	—	—	—	—
Other	40	31	75	(16)	90
Quotation Differences on Gold and Foreign Currency	51	34	—	—	—

FINANCIAL EXPENSES	(3,151)	(2,774)	(2,720)	(2,328)	(2,725)
Interest on Saving Accounts Deposits	—	(1)	(1)	—	(1)
Interest on Time Deposits	(2,016)	(1,755)	(1,590)	(1,560)	(1,868)
Interest on Subordinated Obligations	(88)	(85)	(81)	(80)	(75)
Other Interest	(20)	(22)	(21)	(29)	(22)
Interest on Interbank Loans Received (Call Money Loans)	(12)	(6)	(3)	(5)	(5)
Interest on Other Financing from Financial Entities	(25)	(23)	(24)	(33)	(40)
Interest on Other Liabilities Resulting from Financial Brokerage	(432)	(385)	(371)	(324)	(406)
Contributions to the Deposit Insurance Fund	(119)	(112)	(79)	(25)	(24)
Quotation Differences on Gold and Foreign Currency	—	—	40	67	41
Other	(439)	(385)	(590)	(339)	(325)

GROSS FINANCIAL MARGIN	2,628	2,756	2,212	2,521	2,186

PROVISIONS FOR LOAN LOSSES	(484)	(591)	(517)	(646)	(566)

INCOME FROM SERVICES, NET	2,055	1,971	1,777	1,723	1,489

ADMINISTRATIVE EXPENSES	(2,967)	(2,672)	(2,418)	(2,273)	(2,211)
Personnel Expenses	(1,654)	(1,527)	(1,344)	(1,293)	(1,270)
Directors’ and Syndics’ Fees	(27)	(23)	(22)	(19)	(21)
Other Fees	(87)	(58)	(65)	(57)	(48)
Advertising and Publicity	(135)	(107)	(103)	(105)	(116)
Taxes	(263)	(229)	(210)	(202)	(185)
Depreciation of Premises and Equipment	(50)	(47)	(45)	(44)	(41)
Amortization of Organization Expenses	(147)	(135)	(100)	(83)	(77)
Other Operating Expenses	(355)	(327)	(315)	(273)	(275)
Other	(249)	(219)	(214)	(197)	(178)

MINORITY INTEREST RESULTS	(74)	(75)	(50)	(66)	(39)

INCOME FROM EQUITY INVESTMENTS	37	36	33	119	66

NET OTHER INCOME / (LOSS)	172	97	173	97	131

INCOME TAX	(489)	(641)	(376)	(598)	(383)

NET INCOME / (LOSS)	878	881	834	877	673

(*)	Banco de Galicia y Buenos Aires S.A., consolidated with subsidiary companies (Section 33 – Law No. 19,550).

16

CONSUMER FINANCE BUSINESS – ADITIONAL INFORMATION

TARJETAS REGIONALES S.A.

The data shown in the following tables correspond to Tarjetas Regionales S.A. consolidated with its subsidiaries (Tarjeta Naranja S.A., Tarjetas Cuyanas S.A., Procesadora Regional S.A. and Cobranzas Regionales S.A.). Figures are stated according to Argentine Central Bank accounting standards.

	In millions of pesos, except percentages
Table XIX		FY2015	FY2014	Variation (%)
Selected Information	2nd Q	1st Q	2nd Q	2Q15 vs 1Q15	2Q15 vs 2Q14
Total Assets	18,640	17,228	14,450	8.2	29.0
Cash and Due from Banks	289	251	221	15.1	30.8
Loans	16,008	15,132	12,533	5.8	27.7

Total Liabilities	15,281	14,004	12,008	9.1	27.3
Notes	4,691	4,086	3,592	14.8	30.6
Financial Entities	1,328	1,214	1,244	9.4	6.8
Merchants	7,677	7,310	5,999	5.0	28.0

Shareholders’ Equity	3,359	3,224	2,442	4.2	37.6

Net Income	296	311	167	(4.8)	77.2
Net Financial Income	543	561	465	(3.2)	16.8
Net Income from Services	950	885	751	7.3	26.5
Provisions for Loan Losses	(141)	(203)	(166)	(30.5)	(15.1)
Administrative Expenses	(989)	(811)	(786)	21.9	25.8

Loan Portfolio Quality				Variation (b.p.)
Non-Accrual Loans to Total Loans (%)	7.36	6.94	7.67	42	(31)
Allowance for Loan Losses to Total Loans (%)	6.75	6.45	7.21	30	(46)
Allowance for Loan Losses to Non-Accrual Loans (%)	91.69	92.88	94.02	(119)	(233)

	Percentages
Table XX	FY2015	FY2014	Six Months Ended
Profitability and Efficiency	2nd Q	2nd Q	06/30/15	06/30/14
Return on Average Assets (*)	6.90	4.91	7.20	4.38
Return on Average Shareholders’ Equity (*)	35.26	27.43	37.15	24.51
Financial Margin (*) (1)	12.84	13.74	13.36	12.01
Net Income from Services as a % of Operating Income (2)	63.63	61.76	62.44	64.49
Net Income from Services as a % of Administrative Expenses	96.06	95.55	101.94	101.26
Administrative Expenses as a % of Operating Income (2)	66.24	64.64	61.25	63.69

(*)	Annualized.
(1)	Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.
(2)	Operating Income: Net Financial Income plus Net Income from Services.

17

COMPAÑÍA FINANCIERA ARGENTINA S.A.

	In millions of pesos, except percentages
Table XXI		FY2015	FY2014	Variation (%)
Selected Information	2nd Q	1st Q	2nd Q	2Q15 vs 1Q15	2Q15 vs 2Q14
Total Assets	3,847	3,726	3,654	3.2	5.3
Cash and Due from Banks	333	275	269	21.1	23.8
Loans	2,898	2,763	2,850	4.9	1.7

Total Liabilities	2,668	2,577	2,578	3.5	3.5
Deposits	938	969	1,147	(3.2)	(18.2)
Notes	802	728	661	10.2	21.3
Financial Entities	285	349	394	(18.3)	(27.7)

Shareholders’ Equity	1,179	1,149	1,076	2.6	9.6

Net Income	29	27	30	7.4	(3.3)
Net Financial Income	271	273	278	(0.7)	(2.5)
Net Income from Services	44	40	10	10.0	340.0
Provisions for Loan Losses	(89)	(110)	(93)	(19.1)	(4.3)
Administrative Expenses	(215)	(185)	(173)	16.2	24.3

Loan Portfolio Quality	Variation (b.p.)
Non-Accrual Loans to Total Loans (%)	18.21	16.42	15.41	179	280
Allowance for Loan Losses to Total Loans (%)	12.73	10.84	8.51	189	422
Allowance for Loan Losses to Non-Accrual Loans (%)	69.92	66.01	55.21	391	1,471

		Percentages
Table XXII		FY2015	FY2014	Six Months Ended
Profitability and Efficiency		2nd Q	2nd Q	06/30/15	06/30/14
Return on Average Assets (*)		3.06	3.13	3.02	3.45
Return on Average Shareholders’ Equity (*)		9.67	10.88	9.44	12.11
Financial Margin (*) (1)		31.27	34.16	32.22	32.89
Net Income from Services as a % of Operating Income (2)		13.97	3.47	13.38	3.04
Net Income from Services as a % of Administrative Expenses		20.47	5.78	21.00	5.15
Administrative Expenses as a % of Operating Income (2)		68.25	60.07	63.69	59.03

(*)	Annualized.
(1)	Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.
(2)	Operating Income: Net Financial Income plus Net Income from Services.

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SUDAMERICANA HOLDING S.A.

INFORMATION DISCLOSURE

The data shown in the tables of this report and the consolidated financial statements correspond to Sudamericana Holding S.A. consolidated with the subsidiaries under its direct or indirect control (Galicia Seguros S.A., Galicia Retiro Compañía de Seguros S.A. and Galicia Broker Asesores de Seguros S.A.).

RESULTS FOR THE QUARTER ENDED JUNE 30, 2015

	In millions of pesos, except percentages
Table XXIII	Quarters ended:			Variation (%)
Selected Information	06/30/2015	03/31/2015	06/30/2014	Quarter	Annual
Assets
Premiums Receivable	346	304	236	13.8	46.6
Reinsurance Recoverables	3	2	4	50.0	(25.0)

Liabilities
Debt with Insureds	140	128	99	9.4	41.4
Debt with Reinsurers	7	5	—	40.0	100.0
Debt with Agents and Brokers	68	63	69	7.9	(1.4)
Insurance Contract Liabilities	218	191	184	14.1	18.5

Shareholders’ Equity	539	462	406	16.7	32.8

Net Income	77	75	59	2.7	30.5

Earned Premiums	570	530	403	7.5	41.4
Incurred Claims	(83)	(69)	(52)	20.3	59.6
Net Investment Income	35	26	26	34.6	34.6
Commissions and Other	(217)	(195)	(165)	11.3	31.5
Operating Expenses	(140)	(130)	(57)	7.7	145.6

Annualized Sales	170	149	119	14.1	42.9

	Percentages
Table XXIX:	Quarters ended:		Six months ended:
Profitability	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Return on Average Assets (*)	25.14	25.42	26.14	27.20
Return on Average Shareholders’ Equity (*)	60.04	60.97	63.83	66.40

(*)	Annualized.

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GALICIA ADMINISTRADORA DE FONDOS S.A.

RESULTS FOR THE QUARTER ENDED JUNE 30, 2015

	In millions of pesos, except percentages
Table XXV:		FY2015	FY2014	Variation (%)
Selected Information	2nd Q	1st Q	2nd Q	2Q15 vs 1Q15	2Q15 vs 2Q14
Shareholders’ Equity	47	23	23	104.3	104.3

Net Income	24	19	8	26.3	200.0
Fees and Commissions	44	35	17	25.7	158.8
Administrative Expenses	(7)	(7)	(5)	—	40.0
Commercial Expenses	(2)	(2)	(1)	—	100.0

	In millions of pesos, except percentages
Table XXVI:	Assets Under Management as of:		Variation
Mutual Funds	06/30/2015	06/30/2014	Ps.	%
Fima Premium	4,075	2,398	1,677	69.9
Fima Ahorro Pesos	4,506	1,240	3,266	263.4
Fima Ahorro Plus	6,362	1,585	4,777	301.4
Fima Capital Plus	1,121	1,551	(430)	(27.7)
Fima Renta en Pesos	56	57	(1)	(1.8)
Fima Renta Plus	68	61	7	11.5
Fima Abierto Pymes	181	35	146	417.1
Fima Acciones	84	53	31	58.5
Fima PB Acciones	242	109	133	122.0

Total Assets Under Management	16,695	7,089	9,606	135.5

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RECENT DEVELOPMENTS

GRUPO FINANCIERO GALICIA – NOTES

On July 27, Grupo Financiero Galicia issued its Class VII Notes, for Ps.160 million, due on July 27, 2017. The notes will bear a 27% fixed interest rate per annum during the first 9 months, and Badlar + 4.25% during the following 15 months.

Likewise, on July 31, 2015, Class V, Series I Notes were fully repaid, for Ps.101.8 million, plus accrued interest.

REGULATORY CHANGES

CREDIT LINE FOR PRODUCTIVE INVESTMENT PROJECTS

Through its Communiqué “A” 5771, issued on July 2, the Argentine Central Bank established a new amount to be granted under the Credit Line for Productive Investment Projects, aiming to finance Micro SMEs investment projects and working capital with specific purposes and with certain credit lines. The second tranche of the 2015 quota, should be agreed before December 31, 2015 and its amount should be equivalent to 7.5% of the average of the daily balance of deposits held in May 2015 (Banco Galicia: Ps.4,743 million). In order to determine the amount to be allocated to this credit line, the regulation establishes certain coefficients according to the economic size (from 1.0 to 1.2) and the geographical location (from 1.0 to 1.5) of the Micro SMEs. The line has an 18.0% annual interest rate, with a minimum term of 3 years after which the rate could turn into floating rate without exceeding 50 basis points over the BADLAR rate.

INTEREST RATE ON TIME DEPOSITS

Through its Communiqué “A” 5871, the Central Bank established minimum rates effective from July 27, 2015, for time deposits of individuals and companies in pesos for amounts lower than Ps.1 million. Minimum rates cannot be lower than the product of the last “reference interest rate” and a coefficient which depends on the term of the deposit (from 30 to 44 days: 0.91; from 45 to 59 days: 0.93; from 60 to 89 days: 0.97; from 90 to 119 days: 0.97; from 120 to 179 days: 0.98; and for 180 days or more: 0.99).

The above mentioned reference interest rate is the average rate of the Lebac in Pesos, of the second month immediately preceding the date of the deposits, corresponding to that of the closest term to 90 days in the case of time deposits for up to 89 days, and to 120 days for time deposits for longer terms.

This report is a summary analysis of Grupo Financiero Galicia’s financial condition and results of operations as of and for the periods indicated. For a correct interpretation, this report must be read in conjunction with Grupo Financiero Galicia’s financial statements, as well as with all other material periodically filed with the National Securities Commission (www.cnv.gob.ar), the Buenos Aires Stock Exchange (www.bolsar.com), the Cordoba Stock Exchange (www.bolsacba.com.ar) and the Nasdaq (www.nasdaq.com). In addition, the Argentine Central Bank (www.bcra.gob.ar) may publish information related to Banco Galicia as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

21